
07008300



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-01865



SEC MAIL
DEC 0 8 2007
WASH. D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ingalls & Snyder, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006-2802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Oberst (212) 269-7812
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Oberst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ingalls & Snyder, LLC, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer

Title

Signature

Managing Director

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 20 10

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INGALLS & SNYDER, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ingalls & Snyder, LLC

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company"), as of September 30, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ingalls & Snyder, LLC as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
November 19, 2007

INGALLS & SNYDER, LLC

Statement of Financial Condition
September 30, 2007

ASSETS	
Cash and cash equivalents	$ 141,000
Cash segregated under federal and other regulations	5,000
Deposits with clearing organizations	1,735,000
Receivable from brokers and dealers	12,419,000
Receivable from customers	39,892,000
Receivable from noncustomers	6,448,000
Securities owned, at market value	3,128,000
Securities owned, at fair value	2,300,000
Membership in exchanges:	
Owned, at cost (market value $350,000)	222,000
Property and equipment, (net of accumulated depreciation of $2,714,000)	1,013,000
Fees receivable	5,936,000
Other assets	50,000
	$ 73,289,000
LIABILITIES	
Short-term bank loans	$ 16,645,000
Payable to brokers and dealers and clearing organizations	885,000
Payable to customers	14,098,000
Payable to noncustomers	1,736,000
Securities sold, not yet purchased, at market value	6,837,000
Accounts payable, accrued expenses and other liabilities	8,829,000
	49,030,000
Commitments and contingencies	
Members' capital	24,259,000
	$ 73,289,000

See notes to statement of financial condition

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company") is a clearing broker/dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

Proprietary securities transactions in debt securities are recorded on the trade date, as if they had settled. Profit and loss arising from debt securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

[2] Securities lending:

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary.

[3] Exchange memberships:

Exchange memberships are recorded at cost or, if another than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

[4] Income taxes:

As a limited liability company, the Company is not subject to Federal and state income taxes. However, the Company is subject to New York City Unincorporated Business Tax. Each member's distributive share of the Company's net income or loss is reported by each member in their individual income tax returns.

[5] Cash equivalents:

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $5,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2007, consist of the following:

	Receivable	Payable
Deposits for stocks borrowed	$ 6,200,000	
Securities failed-to-deliver/receive	1,014,000	$ 885,000
Receivable with clearing organizations	5,154,000	
Due from brokers	51,000	
	$ 12,419,000	$ 885,000

NOTE E - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE F - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, not yet Purchased
Corporate bonds, debentures, and notes	$ 3,125,000	$ 6,837,000
Stocks and warrants	3,000	
	$ 3,128,000	$ 6,837,000

NOTE F - SECURITIES OWNED AND SOLD, NOT YET PURCHASED (CONTINUED)

Securities at fair value of $2,300,000 include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

As of September 30, 2005, the Company owned one membership on the New York Stock Exchange. The Company had accounted for its investment in this membership at a cost of $805,000 in accordance with industry practice. In March 2006, The New York Stock Exchange, Inc. ("NYSE") merged with Archipelago Holdings, Inc. and formed NYSE Group, Inc., a publicly traded securities exchange. In exchange for its NYSE seat, the Company received cash of $405,000, a cash dividend of $71,000 and 78,601 shares of NYSE Group, Inc. common stock.

The shares of NYSE Group common stock received in the NYSE Merger are subject to a lock-up period during which the shares may not be directly or indirectly assigned, sold, transferred, pledged, hypothecated or otherwise subject to disposition. The lock-up period will expire in equal installments on the first, second and third anniversaries of the date the merger was completed (March 7, 2006). The NYSE Group, Inc. Board of Directors has the right to shorten the lock-up period with respect to all or a portion of the shares subject to lock-up.

On May 5, 2006, the Company participated in a secondary underwriting of its restricted NYSE Group, Inc. common stock and sold 50,880 shares for an aggregate amount of $3,066,000, or average net proceeds of $60.25 per share, which was $365,000 more than the carrying value of such shares. After the sale, the Company's investment in NYSE Group common stock consisted of 1,521 shares restricted through March 7, 2008 and 26,200 shares restricted through March 7, 2009.

Effective March 7, 2007, the remaining 1,521 shares that were restricted through March 7, 2008 have been classified as securities owned, at market value since the transfer restriction was removed by the issuer.

In April 2007, in connection with its acquisition of Euronext N.V., NYSE Group was merged into a newly-formed subsidiary of NYSE Euronext, a newly-formed corporation, pursuant to which each share of NYSE Group was converted into one share of NYSE Euronext. The newly-issued NYSE Euronext shares are subject to the same transfer restrictions which applied to the NYSE Group shares prior to the merger. As the NYSE Group was considered the acquiring entity for accounting purposes, the Company continues to carry its investment in the restricted NYSE Euronext shares at fair value.

NOTE G - BANK LOANS

Customer loans of $7,340,000 are collateralized by $25,297,000 of customers' margin account securities, and noncustomer loans of $9,305,000 are collateralized by $40,478,000 of securities owned by the noncustomers.

NOTE H - FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers' subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts.

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect upon the Company's statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2007, the market value of customer securities pledged under these secured financing transactions was in excess of amounts due.

NOTE I - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2007 consist of the following:

Furniture and fixtures	$ 333,000
Equipment	1,466,000
Computer software	863,000
Leasehold improvements	1,065,000
	3,727,000
Less accumulated depreciation and amortization	(2,714,000)
Property and equipment, net	$ 1,013,000

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2007

NOTE J - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) savings plan, which allows substantially all of its full-time employees to defer up to 60% of their salary, subject to the Internal Revenue Service limits.

NOTE K - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company is obligated under operating leases for office space expiring through April 30, 2014. One of the leases has an option for an earlier cancellation date, with a cancellation fee of approximately $1,000,000. Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges. The minimum annual rental commitments under these leases are as follows:

Year Ending September 30,	
2008	$ 617,000
2009	465,000
2010	624,000
2011	633,000
2012	643,000
Thereafter	1,038,000
	$ 4,020,000

[2] Contingencies:

The Company has issued letters of credit guaranteeing the margin requirement at Options Clearing Corporation. The letters of credit amounted to $3,780,000 for customer requirements which were secured by customers' securities. At September 30, 2007, the margin requirement for customers was $2,963,000.

NOTE L - CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE M - NET CAPITAL REQUIREMENTS

The Company is subject to the alternative net capital rule of the New York Stock Exchange, Inc. At September 30, 2007, the Company had net capital of approximately $18,879,000 and its required minimum net capital was $1,000,000, as an executing broker under prime broker regulations.

END